[redacted]

K/2 3/9

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11019036

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-39730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Lafayette Investments, Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 WOODMONT AVENUE, SUITE 905
(No. and Street)

BETHESDA	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE JUDGE (301) 576-4320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAISER, SCHERER & SCHLEGEL, PLLC
(Name – *if individual, state last, first, middle name*)

1410 SPRING HILL RD., SUITE 400	MCLEAN	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

m

OATH OR AFFIRMATION

I, LAWRENCE JUDGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFAYETTE INVESTMENTS, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

exp. 9/21/14
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Independent Auditors' Report
and Statements of Financial Condition
December 31, 2010 and 2009

KAISER SCHERER & SCHLEGEL, PLLC

Lafayette Investments, Inc.

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Board of Directors and Shareholders
Lafayette Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **Lafayette Investments, Inc.** (a Delaware corporation) as of December 31, 2010 and 2009. These financial statements are the responsibility of the **Lafayette Investments, Inc.'s** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of **Lafayette Investments, Inc.** as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Kaiser Scherer & Schlegel, PLLC

February 23, 2011

Lafayette Investments, Inc.

Statements of Financial Condition

December 31,	**2010**	2009
Assets		
Cash and cash equivalents	**$ 1,281,768**	$ 1,258,180
Receivable from clearing broker	**182,594**	212,920
Securities owned (Notes 4 and 5)		
Marketable, at market value	**4,499,591**	4,572,203
Not readily marketable, at estimated fair value	**47**	18
Fixed assets, net (Note 3)	**36,724**	23,643
Other assets	**139,215**	123,314
Total assets	**$ 6,139,939**	$ 6,190,278
Liabilities and Shareholders' Equity		
Liabilities		
Payable to clearing broker (Note 6)	**$ 4,508,761**	$ 4,570,377
Accounts payable, accrued expenses and other liabilities	**246,890**	236,632
Deferred income taxes (Note 7)	**1,695**	5,160
Dividends payable (Note 10)	**82,750**	-
Total liabilities	**4,840,096**	4,812,169
Shareholders' equity (Note 9)		
Common stock, $.01 par value; 10,000 authorized, 662 shares issued and outstanding	**7**	7
Paid in capital	**403,270**	403,270
Retained earnings	**896,566**	974,832
Total shareholders' equity	**1,299,843**	1,378,109
Total liabilities and shareholders' equity	**$ 6,139,939**	$ 6,190,278

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. ("Lafayette") was incorporated in March 1988, under the laws of the state of Delaware. Lafayette, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. Lafayette is also a registered investment adviser under the Investment Advisers Act of 1940.

Lafayette has offices in Bethesda, Maryland and Ashton, Maryland.

Lafayette is a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions, and also provides fee-based investment advisory services.

2. Significant Accounting Policies

Securities Transactions

Lafayette uses the trade date basis of accounting for securities transactions and the related revenues and expenses.

Marketable securities are reported at market value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized and billed quarterly.

Income Taxes

The Company employs the liability method of accounting for income taxes as required by ASC Topic 740, "Income Taxes." Under the liability method, deferred-tax assets and liabilities are determined based on differences between the financial

2. Significant Accounting Policies, (continued)

statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary timing differences) and are measured at the enacted rates that will be in effect when these differences reverse. The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2007, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents

Lafayette considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are principally held on deposit with Lafayette's clearing broker. Cash, cash equivalents and deposits are carried at cost which approximates fair value.

Depreciation

Fixed assets consist of furniture, equipment, software and leasehold improvements. Depreciation of furniture and computer equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively. Software is amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the lease.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies, (continued)

Date of Management's Review

Management evaluated subsequent events through February 23, 2011, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

3. Property and Equipment

Property and equipment consists of the following:

December 31,	**2010**	2009
Furniture and fixtures	**$ 72,882**	$ 74,315
Office equipment	**65,831**	69,336
Computer hardware	**77,176**	94,490
Computer software	**5,288**	5,288
Leasehold improvements	**24,260**	24,260
Fixed assets, at cost	**245,437**	267,689
Accumulated depreciation and amortization	**(208,713)**	(244,046)
Fixed assets, net	**$ 36,724**	$ 23,643

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $13,638 and $9,582, respectively.

4. Securities Owned

Marketable securities owned consist of trading and investment securities and are carried at quoted market values. The marketable securities balance includes the following:

December 31,	**2010**	2009
State and municipal obligations	**$ 4,449,490**	$ 4,572,203
Corporate debt	**50,101**	-
Total marketable securities	**$ 4,499,591**	$ 4,572,203

5. Fair Value Measurements on a Recurring Basis

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2010:

	Level 1 [(1)]	Level 2 [(2)]	Level 3 [(3)]	Total
Assets:				
Cash	$ 1,281,768	$ -	$ -	$ 1,281,768
Securities owned	$ 4,499,591	$ 47	$ -	$ 4,499,638

The following table presents the asset balances measured at fair value on a recurring basis as of December 31, 2009:

	Level 1 [(1)]	Level 2 [(2)]	Level 3 [(3)]	Total
Assets:				
Cash	$ 1,258,180	$ -	$ -	$ 1,258,180
Securities owned	$ 4,572,203	$ 18	$ -	$ 4,572,221

[(1)] – quoted prices in active markets for identical assets or liabilities

[(2)] – observable inputs such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active

[(3)] – no observable pricing inputs in the market

6. Payable to Clearing Broker

Lafayette's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.5% at December 31, 2010 and December 31, 2009. Lafayette earns interest on the bonds during the period in which they are held in inventory. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions.

7. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2010, the Company has charitable contribution carryovers of $29,085 that may be used to offset future taxable income through December 31, 2015.

The provision for income tax expense consists of the following:

Year ended December 31,	**2010**	2009
Current provision:		
Federal	**$ 7,784**	$ (181)
State	**6,596**	2,543
Net current income tax provision	**14,380**	2,362
Deferred income tax (benefit) expense:		
Federal	**(2,166)**	260
State	**(1,299)**	1,129
Net deferred income tax (benefit) expense	**(3,465)**	1,389
Total income tax provision	**$ 10,915**	$ 3,751

8. Employee Retirement Plans

Lafayette maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2010 and 2009 was approximately $155,000 and $171,000, respectively.

9. Net Capital Requirements

Lafayette is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, Lafayette had net capital of $918,570, which was $818,570 in excess of its required net capital of $100,000. Lafayette's aggregate ratio of indebtedness to net capital at December 31, 2010 was 0.36 to 1.

10. Dividends

On December 30, 2010, the Company's Board of Directors declared a cash dividend of $125 per share, payable on January 15, 2011 to shareholders of record on December 30, 2010.

11. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12. Commitments

Lafayette leases office space, equipment and access to financial data under various operating lease agreements. Lafayette incurred expenses of $339,934 in 2010 and $351,091 in 2009 relating to operating leases.

Following is a summary of minimum annual lease commitments as of December 31, 2010:

Year ended December 31,	
2011	$ 175,757
2012	127,028
2013	83,565
2014	83,565
2015	55,710
	$ 525,625